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Commission File No.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3/A
(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

Bionova Holding Corporation
(Name of Issuer)

Bionova Holding Corporation Savia, S.A. de C.V. Ag-Biotech Capital, LLC (Name of Persons Filing Statement)
Common Stock, Par Value $.01 per share (Title of Class of Securities)
09063Q-10-7 (CUSIP Number of Class of Securities)
Bionova Holding Corporation Attention: Jose Manuel Garcia Chief Executive Officer P.O. Box 1586 Nogales, Arizona 85628-1586 (609) 744-8105	Savia, S.A. de C.V. Attention: Alfonso Romo Garza Chief Executive Officer Rio Sena 500 Pte. Colonia del Valle San Pedro Garza Garcia, N.L. CP 66220 Mexico (52-81) 8173-5500	Ag-Biotech Capital, LLC Attention: Enrique Osorio Manager P.O. Box 1586 Nogales, Arizona 85628-1586 (609) 744-8105

(Name, Address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Persons Filing Statement)

with a copy to:
Howard S. Kelberg, Esq. Milbank, Tweed, Hadley & McCloy LLP One Chase Manhattan Plaza New York, New York 10005	Michael C. Titens, Esq. Thompson & Knight LLP 1700 Pacific Avenue, Suite 3300 Dallas, Texas 75201

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation: $2,870,750.73 (1)	Amount of filing fee: $363.72 (1)

(1)
Such fee is based upon $126.70 per $1,000,000 of the purchase price of the securities proposed to be purchased, pursuant to Section 13(e)(3) of the 1934 Act.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$	Filing Party:

Form or Registration No.:		Date Filed:

INTRODUCTION

        This Rule 13e-3 transaction statement on Schedule 13E-3 (this "Statement") is being filed by Bionova Holding Corporation, a Delaware corporation (the "Company"); Savia, S.A. de C.V., a corporation (sociedad anonima de capital variable) organized under the laws of the United Mexican States ("Savia"), Ag-Biotech Capital, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Savia ("Ag-Biotech") and Mr. Alfonso Romo Garza, a Mexican citizen and Chairman of the Board, President and Chief Executive Officer of Savia.

        This Statement relates to:

  (i)
  the Company's issuance to Savia of 26,959,097 shares of the Company's common stock, par value $0.01 per share ("Common Stock") in satisfaction of $2,426,318.73 of the principal amount of the $55,459,743.57 principal amount Promissory Note of the Company (the "Bionova Note"), dated December 30, 2002, held by Savia (the "Exchange");

  (ii)
  the contribution by Savia to Ag-Biotech of 26,959,097 shares of Common Stock held by Savia following the consummation of the Exchange;

  (iii)
  the contribution by Ag-Biotech to Ag-Biotech Capital Inc., a newly formed Delaware corporation and wholly-owned subsidiary of Ag-Biotech ("Newco"), of all of the shares of Common Stock held by Ag-Biotech following the consummation of the foregoing contribution (which includes the 18,076,839 shares of Common Stock currently held by Ag-Biotech) and 200 shares of the Company's Series A Convertible Preferred Stock, par value $0.01 per share ("Convertible Preferred Stock");

  (iv)
  the forgiveness (the "Debt Forgiveness") by Savia of $53,033,424.84 of the principal amount of the Bionova Note, which is all of the principal balance of the Bionova Note that remains outstanding following the consummation of the Exchange, and all of the accrued and unpaid interest under the Bionova Note (which as of December 31, 2003 totaled approximately $24.3 million) immediately prior to the effectiveness of the Merger (defined immediately below); and

  (v)
  the short-form merger of Newco with and into the Company, with the Company as the survivor (the "Merger"), pursuant to which

  a.
  each share of common stock of Newco will be converted into the right to receive one newly-issued, fully paid and non assessable share of Common Stock, which will remain outstanding after the Merger,

  b.
  all of the shares of Common Stock and Convertible Preferred Stock held by Newco (the "Savia Shares") will be canceled,

  c.
  all shares of Common Stock other than the Savia Shares and shares for which the holders exercise their statutory dissenters' rights will be converted into the right to receive $0.09 per share in cash, and

  d.
  any options to purchase shares of Common Stock will remain outstanding and the holders of such options will be entitled to receive, upon the exercise of their options, the same consideration that they would have been entitled to receive if they had exercised their options prior to the effectiveness of the Merger.

Item 1. Summary Term Sheet.

Conditions Precedent to the Exchange, the Debt Forgiveness and Merger:

  •
  The passing of 20 days from the date of the mailing of this Statement;

  •
  The negotiation and execution of a definitive Exchange Agreement mutually acceptable to the Company and Savia;

  •
  The absence of any law or order or other event which would prevent the Exchange, the Debt Forgiveness or the Merger;

  •
  There not having occurred any event that, in Savia's good faith judgment, resulted in an actual or threatened material adverse change in the business or condition of the Company since the date the Company and Savia agreed in principle to enter into the transactions described in this Statement;

  •
  The absence of any threatened or pending litigation or other legal action relating to the Exchange, the Debt Forgiveness or the Merger;

  •
  The rendering of a fairness opinion to the Board by AgriCapital Securities Inc., independent financial advisor to the Board of Directors of the Company, as to (i) the fairness, from a financial point of view, to the Company's unaffiliated stockholders of the Merger per share cash-out price to be paid to such stockholders and (ii) the fairness, from a financial point of view, to the Company, of the issuance of shares of the Common Stock in connection with the Exchange, which opinion is not withdrawn prior to the consummation of the Exchange, the Debt Forgiveness and the Merger;

  •
  Not more than 10% of the Company's unaffiliated stockholders elect to exercise their statutory dissenters' rights in connection with, and prior to the effectiveness of, the Merger; and

  •
  Neither the Company nor Savia incurs significant expenses associated with the Exchange, the Debt Forgiveness or the Merger, other than the approximately $650,000 of professional fees and other expenses that the Company contemplates will be incurred by the filing parties in connection with the preparation and dissemination of this Statement and the closing of the Exchange, the Debt Forgiveness and the Merger in an efficient and prompt manner. See "Special Factors—Effects of the Merger—Effects of the Merger on the Company—Financial Effects of the Merger" in the Transaction Statement attached hereto as Exhibit (a).

  A more detailed discussion of the conditions precedent to the Exchange, the Debt Forgiveness and the Merger is set forth under the caption "Summary of the Transactions" in the Transaction Statement attached hereto as Exhibit (a).

The Exchange:

  •
  Savia will credit $2,426,318.73 of the $55,459,743.57 principal amount of the Bionova Note, all of the indebtedness under which became due and payable to Savia by its terms as of December 31, 2003, for 26,959,097 shares of Common Stock, the maximum number of authorized but unissued shares of Common Stock available for issuance under the Company's Certificate of Incorporation.

  A more detailed discussion of the material terms of the Exchange is set forth under the caption "Summary of the Transactions" in the Transaction Statement attached hereto as Exhibit (a).

Formation of Newco:

  •
  Immediately following the Exchange, Savia will contribute to Ag-Biotech the 26,959,097 shares of Common Stock that it acquired pursuant to the Exchange.

  •
  Ag-Biotech will form a new Delaware corporation named Ag-Biotech Capital Inc. ("Newco").

  •
  Ag-Biotech will contribute to Newco the 45,035,936 shares of Common Stock it will then hold (comprised of the 26,959,097 shares it receives from Savia following the consummation of the foregoing contribution and the 18,076,839 shares it currently holds) and 200 shares of Convertible Preferred Stock in exchange for 100% of the capital stock of Newco.

  •
  As a result, Newco will own at least 90% of the outstanding shares of each of the Common Stock and the Convertible Preferred Stock, which are the only classes of stock of the Company which are outstanding.

  A more detailed discussion of the formation of Newco and the transactions related thereto is set forth under the caption "Summary of the Transactions" in the Transaction Statement attached hereto as Exhibit (a).

Debt Forgiveness:

  •
  Immediately prior to the effectiveness of the Merger, Savia will forgive $53,033,424.84 of the principal amount of the Bionova Note and all of the accrued and unpaid interest under the Bionova Note (which as of December 31, 2003 totaled approximately $24.3 million), which represents all of the indebtedness under the Bionova Note that will remain due and owing to Savia following the consummation of the Exchange.

  A more detailed discussion of the Debt Forgiveness is set forth under the caption "Summary of the Transactions" in the Transaction Statement attached hereto as Exhibit (a).

The Merger:

  •
  Immediately following its formation and capitalization, Newco will effect a Delaware short-form merger of Newco with and into the Company, with the Company as the surviving corporation.

  •
  All of the Savia Shares will be canceled for no consideration.

  •
  Each share of Common Stock owned by the Company's stockholders other than the Savia Shares and shares held by holders who have demanded and perfected their statutory right to appraisal in accordance with Delaware law ("Dissenting Shares") will be converted into the right to receive $0.09 in cash and will automatically be canceled.

  •
  The Company's unaffiliated stockholders will have the right to dissent from the Merger and exercise their statutory right to appraisal in accordance with Delaware law. Each Dissenting Share will not be converted into or represent the right to receive $0.09 in cash. Each holder of Dissenting Shares will be entitled only to a right to have a court appraise the value of such holder's shares in accordance with the applicable provisions of Delaware law.

  •
  Each option to acquire a share of Common Stock that is outstanding and unexercised prior to the effectiveness of the Merger will remain outstanding and continue in accordance with its terms after the effectiveness of the Merger. Holders of such options will be entitled to receive, upon the exercise of their options, the same consideration they would have been entitled to receive had they exercised their options prior to the effectiveness of the Merger.

  •
  Each of the issued and outstanding shares of common stock of Newco will be converted into and become one newly-issued share of Common Stock, which will remain outstanding after the Merger.

  •
  The Merger will become effective at the time of the filing of the Certificate of Ownership and Merger with the Secretary of State of the State of Delaware, at which time the separate existence of Newco will cease.

  A more detailed discussion of the material terms and the effect of the Merger and the appraisal rights of unaffiliated stockholders is set forth under the caption "Summary of the Transactions" in the Transaction Statement attached hereto as Exhibit (a).

Ownership Structure Diagrams:

        The following diagrams illustrate the ownership relationships among the Company, Savia, Ag-Biotech and Newco as well as the effects of the Exchange, Debt Forgiveness and the Merger on the indebtedness of the Company to Savia under the Bionova Note:

  •
  prior to the Exchange;

  •
  after the consummation of the Exchange;

  •
  after the capitalization of Newco; and

  •
  after the effectiveness of the Merger.

Prior to the Exchange.

As of the date this Statement is being filed, the relationships of the filing parties and the Company's unaffiliated stockholders with respect to the subject matter of the going-private transaction are as follows:

After the Consummation of the Exchange.

In the Exchange, the Company will issue to Savia 26,959,097 shares of the Common Stock in satisfaction of $2,426,318.73 of the principal amount of the Bionova Note, resulting in, among other things, a dilution of the public stockholders' ownership of the Company.

After the Capitalization of Newco.

Savia and Ag-Biotech will contribute all of their shares of the Common Stock and Convertible Preferred Stock to Newco in order to effect the Merger.

After the Effectiveness of the Debt Forgiveness and the Merger.

Savia will forgive $53,033,424.84 of the principal amount that remains outstanding under the Bionova Note following the consummation of the Exchange and all of the accrued and unpaid interest under the Bionova Note (which as of December 31, 2003 totaled approximately $24.3 million) immediately prior to the effectiveness of the Merger. As a result of the Merger, Newco will cease to exist and the Company will survive and continue as a wholly-owned subsidiary of Savia.

Item 2. Subject Company Information.

(a)
The Company's full name, address and telephone number for its principal executive offices are:

Bionova Holding Corporation
P.O. Box 1586
Nogales, Arizona 85628-1586
(609) 744-8105

(b)
The exact title of the class of equity security that is the subject of this filing is the Company's common stock, par value $0.01 per share. As of January 30, 2004, the Company had 23,012,753 shares of Common Stock outstanding.

(c)
The information set forth under the caption "Market for Registrant's Common Stock and Related Stockholder Matters—Price Range of Common Stock" in the Transaction Statement is incorporated herein by reference.

(d)
The information set forth under the caption "Market for Registrant's Common Stock and Related Stockholder Matters—Dividend Policy" in the Transaction Statement is incorporated herein by reference.

(e)
Not Applicable.

(f)
Not Applicable.

Item 3. Identity and Background of Filing Persons.

(a)	1.	Bionova Holding Corporation (subject company) P.O. Box 1586 Nogales, Arizona 85628-1586 (609) 744-8105
2.
Savia, S.A. de C.V.
(affiliate of subject company through ownership of all the equity interest of Ag-Biotech)
Rio Sena 500 Pte.
Colonia del Valle
San Pedro Garza Garcia, N.L.
CP 66220 Mexico
(52-81) 8173-5500
3.
Ag-Biotech Capital, LLC
(affiliate of subject company through ownership of 78.6% of the outstanding Common Stock and 100% of the outstanding Convertible Preferred Stock)
P.O. Box 1586
Nogales, Arizona 85628-1586
(609) 744-8105
4.
Alfonso Romo Garza
(affiliate of subject company through ultimate control (together with Alejandro Garza Laguera) of Savia and Ag-Biotech)
Av. Roble 565 Ote.
Colonia del Valle del Campestre
San Pedro Garza Garcia, N.L.
CP 66265 Mexico
(52-81) 8173-5500
(b)
Ag-Biotech Capital, LLC, a Delaware limited liability company, is a holding company whose principal subsidiary is the Company. The sole Manager of Ag-Biotech is Enrique Osorio, a Mexican citizen. Mr. Osorio is the Chief Financial Officer of Savia.

        The sole member (owner) of Ag-Biotech is Savia. Savia, S.A. de C.V., a corporation organized under the laws of the United Mexican States, is a holding company whose principal subsidiaries are engaged in the agriculture and real estate industries.

        Ag-Biotech and Savia may be deemed to be ultimately controlled by Alfonso Romo Garza and Alejandro Garza Laguera, both of whom are Mexican citizens. Mr. Romo is a business executive. Mr. Romo is the Chairman of the Board, President and Chief Executive Officer of Savia, Pulsar Internacional, S.A. de C.V. and Seminis, Inc. Pulsar International, S.A. de C.V. ("Pulsar") is a diversified Mexican holding company which has had interests in the agriculture, real estate and technology industries among others, which until September 2003 beneficially owned a minority interest in Savia and which has had no beneficial ownership interest in Savia since that date. Seminis, Inc. ("Seminis") is a leading developer, producer and marketer of vegetable seeds of which Savia beneficially owned a majority interest until September 2003 and in which Savia has had no beneficial ownership interest since that date. Mr. Garza is a business executive. Mr. Garza is a director of Savia, and has served on the boards of Vitro, S.A. de C.V. and Cydsa, S.A. de C.V.

        The principal business office of Savia and Mr. Osorio is located at Rio Sena 500 Pte., Col. del Valle, San Pedro Garza Garcia, Nuevo Leon, Mexico 66220. The principal business office of Mr. Romo is Av. Roble 565 Ote., Col. Valle del Campestre, San Pedro Garza Garcia, Nuevo Leon, Mexico 66265. The principal business office of Mr. Garza is Lomas del Valle 770, Colonia Lomas del Valle, San Pedro Garza Garcia, Nuevo Leon, Mexico 66240.

        During the past five years, none of these entities or persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c)(1) and (2)    The information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Transaction Statement is incorporated herein by reference. Set forth below are the name, address and the present principal occupation or employment of each executive officer and director of the Company and each executive officer and director of any corporation or other person ultimately in control of the Company.

        Bernardo Jimenez.    Mr. Jimenez has served as a director of the Company since 1996 and also serves as a director of both Savia and Seminis. He was the Chief Executive Officer of the Company from 1997 through April 10, 2003. He has also been the Chief Financial Officer of Savia from April 2000 to October 2003 and is presently the Chief Financial Officer of Seminis.

        Dr. Eli Shlifer.    Dr. Shlifer has served as a director of the Company since 1999. Dr. Shlifer has been a member of the executive committee of Pulsar since 1989 and has served as an advisor to many companies affiliated with Pulsar for more than ten years.

        Alejandro Perez.    Mr. Perez served as a director of the Company from 1998 until 2000 and was re-elected a director of the Company in 2002. Mr. Perez was the Vice President of Diversification of Pulsar from 1991 until his retirement from Pulsar in 2002. He formerly served as a director of WebLink Wireless, Inc., and serves presently as a director of several privately held companies, such as Tecnobrick, S.A. de C.V. and Propiedades y Valores, S.A. de C.V. Mr. Perez is an alternate member of the Board of Directors of Savia.

        Adrian Rodriguez.    Mr. Rodriguez has served as a director of the Company since 2002. Mr. Rodriguez is presently Manager of Monterrey Capital Partners, S.C., an institutional private capital fund in Mexico. Previously, he has served in various executive management, marketing and finance positions, including Executive Vice President and Director of Vector Casa de Bolsa, S.A. de C.V. and Seguros Comercial America, S.A. de C.V., a Mexican insurance company; Director of Marketing and Logistics at Savia and Director of Marketing and Logistics at Cerveceria Cuauhtemoc Moctezuma. He

has served on the board of directors of the Center for Private Sector Economic Studies, and he is presently an alternate director of Savia.

        Jose Manuel Garcia.    Mr. Garcia was elected Chief Executive Officer of the Company on April 10, 2003 and was elected to serve as a director and Chairman of the Board of Directors of the Company on November 13, 2003. Mr. Garcia is also an alternate director of Savia and was Chief Operating Officer of Savia's Packaging Division from 1989 to 2001, and serves presently as director of Hospital Santa Engracia, S.A. de C.V. Mr. Garcia has been the Director of Special Development at Savia since 2001.

        Arthur H. Finnel.    Mr. Finnel was elected Chief Financial Officer of the Company on April 10, 2003. Mr. Finnel served as an advisor to the Company from February 2002 to May 2002 during which time his advisory fees were paid by Savia. Mr. Finnel reassumed an advisory role to the Company in November 2002, and from November 2002 through April 9, 2003 his advisory fees were paid by Bionova. Mr. Finnel had been the Treasurer and Chief Financial Officer of the Company from 1996 through January 2002. From 1995 to 1996, he was a financial planning consultant to Savia and Bionova, S.A. de C.V.

        Fidel Hoyos.    Mr. Hoyos was appointed Chief Operating Officer of the Company on November 13, 2003. Mr. Hoyos first joined the Company in March 2000 as Executive Vice President for Farming Operations of Agrobionova, S.A. de C.V., the Company's Mexican farming subsidiary ("ABSA"). Prior to joining the Company, Mr. Hoyos served as an Executive Vice President for Cigarrera La Moderna, S.A. de C.V., a former subsidiary of Savia.

        Alfonso Romo Garza.    Mr. Romo is presently the President and Chief Executive Officer of Savia, Pulsar and Seminis, and the Chairman of the Board of Seguros Comercial America, S.A. de C.V. Mr. Romo is presently a member of the World Bank's External Advisory Board for Latin America and the Caribbean, and of the Board of the Donald Danforth Plant Science Center. In addition, he is a member of the Board of the Universidad Iberoamericana and the Universidad de Monterrey, and is currently on the Board of Directors of several renowned national and international companies.

        Alejandro Garza Laguera.    Mr. Garza has served as a director of Savia since 1990. Mr. Garza has also served as a director of the Boards of several production, financial and services companies, including Vitro, S.A. de C.V. and Cydsa, S.A. de C.V.

        Alejandro Garza Rangel.    Mr. Garza has served as an alternate director of Savia since 1996. Mr. Garza has been a Member of the Board at Centro de Estudios en Economia y Educacion since 1989.

        Mateo Mazal Beja.    Mr. Mazal has served as an alternate director of Savia since 1990. Mr. Mazal served as Human Resources, Marketing and Corporate Communications Vice President of Pulsar until April 2003. He is presently the Human Resources and Information Technology Vice President of Seminis.

        Eugenio Najera Solorzano.    Mr. Najera has served as a director of Savia since 1993. Mr. Najera also served as President and Chief Operating Officer of Seminis from August 2000 to March 2003.

        Adrian Paez Martinez.    Mr. Paez has served as an alternate director of Savia since 1988 and as a director of Savia as of October 2003. Mr. Paez has been the Vice President of Mergers and Acquisitions and Corporate Vice President of Finance at Pulsar. Mr. Paez is presently the Vice Chairman of the Board of Directors at Seguros Comercial America, S.A. de C.V. and is a member of the boards of several other companies.

        Juan Romero Huxley.    Mr. Romero has served as a director of Savia since 1990. Mr. Romero has been President and Chairman of the Board of Teneria Cuahutemoc, S.A. de C.V. since 1957 and President of the Board of R. Ro., S.A. de C.V. since 1997.

        Pablo Escandon Cusi.    Mr. Escandon has served as a director of Savia since 2002. Mr. Escandon is presently Chairman of the Board and Chief Executive Officer of Nadro, S.A. de C.V., a distributor of pharmaceutical and personal hygiene products in Mexico. He is also a Member of the Boards of Directors of Banco Nacional de Mexico S.A., Universidad Iberoamericana and Comercial America, S.A. de C.V. Additionally, he is Chairman of the Board of G. Accion, S.A. de C.V. in Mexico and is presently a member of the boards of several medical organizations.

        David Noel Ramirez Padilla.    Mr. Ramirez has served as a director of Savia since 2002. Mr. Ramirez has been President of the Northern Zone at the Instituto Tecnologico y de Estudios Superiores de Monterrey (ITESM) since 1991. He is presently a member of the Boards of Directors of Nacional Financiera S.A. (NAFINSA), Vector Casa de Bolsa, S.A. de C.V., Hospital San Jose de Monterrey, Universidad Mexicana del Noreste and other organizations.

        Gustavo Romo Garza.    Mr. Romo has served as an alternate director of Savia since 2002. Since 1992, Mr. Romo has been Chief Executive Officer of Grupo Krone (a construction business of Conjunto Administrativo Integral, S.A. de C.V.), a real estate group of companies which includes Contec Mexicana, S.A. de C.V. (a joint venture with Hebel, a German Company) and Contsructora Krone, S.A. de C.V. (a construction company), each of which is an affiliate of Savia.

        Mariano Cobos Valencia.    Mr. Cobos has served as an alternate director of Savia since 2003. Mr. Cobos is presently a partner at PROFIT, a financial advisory firm based in Mexico. He has been an advisor to public and private companies in Mexico.

        (c)(3) and (4) During the past five years, none of the natural persons identified in (c)(1) and (2) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

        (c)(5)    All of the natural persons identified in (c)(1) and (2) above are citizens of the United Mexican States, except for Dr. Shlifer and Mr. Finnel, who are U.S. citizens.

Item 4. Terms of the Transaction.

        (a)(1)    Not Applicable.

        (a)(2)    The information set forth under the captions "Frequently Asked Questions," "Summary of the Transactions," "Special Factors—Purposes and Reasons for the Exchange of Equity for Outstanding Debt and the Merger," "Special Factors—Alternatives Considered," "Special Factors—Effects of the Merger," and "Special Factors—Material Federal Income Tax Consequences of the Exchange and Merger" in the Transaction Statement is incorporated herein by reference.

        (c)   The information set forth under the captions "Frequently Asked Questions," "Summary of the Transactions," "Special Factors—Purposes and Reasons for the Exchange of Equity for Outstanding Debt and the Merger," "Special Factors—Effects of the Merger—Effects of the Exchange and Merger on the Affiliated Stockholders" and "Special Factors—Effects of the Merger—Effects of the Exchange and Merger on the Unaffiliated Stockholders" in the Transaction Statement is incorporated herein by reference.

        (d)   The information set forth under the captions "Frequently Asked Questions," "Summary of the Transactions—Step 2: Going Private Transaction—Appraisal Rights," and "Special Factors—Appraisal Rights" is incorporated herein by reference.

        (e)   None.

        (f)    None.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

        (a)   The information set forth under the caption "Contracts, Transactions, Negotiations and Agreements" in the Transaction Statement is incorporated herein by reference.

        (b)   The information set forth under the caption "Contracts, Transactions, Negotiations and Agreements" in the Transaction Statement is incorporated herein by reference.

        (c)   The information set forth under the caption "Contracts, Transactions, Negotiations and Agreements" in the Transaction Statement is incorporated herein by reference.

        (e)   The information set forth under the captions "Summary of the Transaction—Step 1: Exchange of Debt for Common Stock" and "Contracts, Transactions, Negotiations and Agreements" in the Transaction Statement is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

        (b)   The information set forth under the captions "Frequently Asked Questions" and "Special Factors—Effects of the Merger" in the Transaction Statement is incorporated herein by reference.

        (c)(1)-(8) The information set forth under the captions "Frequently Asked Questions," "Summary of the Transactions—Step 1: Exchange of Debt for Common Stock," "Summary of the Transactions—Step 2: Going Private Transaction—Merger," "Special Factors—Effects of the Merger—Effects of the Merger on the Company" and "Security Ownership of Certain Beneficial Owners and Management" in the Transaction Statement is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

        (a)   The information set forth under the captions "Frequently Asked Questions," "Special Factors—Purposes and Reasons for the Exchange of Equity for Outstanding Debt and the Merger" and "Special Factors—Procedural Fairness" in the Transaction Statement is incorporated herein by reference.

        (b)   The information set forth under the caption "Special Factors—Alternatives Considered" in the Transaction Statement is incorporated herein by reference.

        (c)   The information set forth under the captions "Frequently Asked Questions" and "Special Factors—Purposes and Reasons for the Exchange of Equity for Outstanding Debt and the Merger" in the Transaction Statement is incorporated herein by reference.

        (d)   The information set forth under the captions "Frequently Asked Questions," "Special Factors—Effects of the Merger—Effects of the Merger on the Company," "Special Factors—Effects of the Merger—Effects of the Exchange and Merger on the Affiliated Stockholders" and "Special Factors—Effects of the Merger—Effects of the Exchange and Merger on the Unaffiliated Stockholders" in the Transaction Statement is incorporated herein by reference.

Item 8. Fairness of the Transaction.

        (a)   The information set forth under the caption "Special Factors—Fairness of the Merger" in the Transaction Statement is incorporated herein by reference.

        (b)   The information set forth under the captions "Special Factors—Procedural Fairness" and "Special Factors—Factors Considered in Determining Substantive Fairness" in the Transaction Statement is incorporated herein by reference.

        (c)   The information set forth under the caption "Special Factors—Approvals" in the Transaction Statement is incorporated herein by reference.

        (d)   The information set forth under the caption "Special Factors—Approvals—Unaffiliated Representative" in the Transaction Statement is incorporated herein by reference.

        (e)   The information set forth under the caption "Special Factors—Approvals—Approval of Directors" in the Transaction Statement is incorporated herein by reference.

        (f)    None.

Item 9. Reports, Opinions, Appraisals and Negotiations.

        (a)-(c) The information set forth under the caption "Special Factors—Opinion of Financial Advisor—Exchange and Merger Consideration" in the Transaction Statement is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

        (a)   The information set forth under the caption "Special Factors—Effects of the Merger—Effects of the Merger on the Company—Financial Effects of the Merger" in the Transaction Statement is incorporated herein by reference.

        (b)   None.

        (c)   The information set forth under the caption "Special Factors—Effects of the Merger—Effects of the Merger on the Company—Financial Effects of the Merger" in the Transaction Statement is incorporated herein by reference.

        (d)   Not Applicable.

Item 11. Interest in Securities of the Subject Company.

        (a)   The information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Transaction Statement is incorporated herein by reference.

        (b)   None.

Item 12. The Solicitation or Recommendation.

        (d)   Each of the Company's directors voted to approve the Exchange and has determined not to oppose the Merger.

        (e)   Except for the vote to approve the Exchange and not to oppose the Merger by the Company's directors and the statements contained in this Statement and the Transaction Statement, the Company is not aware that any of its affiliates, directors or executive officers has made a recommendation either in support of or opposed to the Exchange and Merger.

Item 13. Financial Statements.

        (a)   The information set forth under the caption "Summary Financial Data" in the Transaction Statement is incorporated herein by reference.

        (b)   The information set forth under the caption "Unaudited Pro Forma Financial Statements" in the Transaction Statement is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

        (a)-(b) Not Applicable.

Item 15. Additional Information.

        The information set forth in the Transaction Statement and exhibits thereto is incorporated herein by reference.

Item 16. Exhibits.

        (a)   Transaction Statement.

        (b)   Not Applicable.

        (c)(1) Opinion of AgriCapital Securities Inc. dated as of January 19, 2004 (attached as Exhibit B to the Transaction Statement and incorporated herein by reference).

        (c)(2) Consent of AgriCapital Securities Inc.

        (c)(3) Summary of financial projections of Bionova Holding Corporation for the calendar year 2004 in the form reviewed by the Board of Directors of Bionova Holding Corporation (attached as Exhibit C to the Transaction Statement and incorporated herein by reference).

        (d)(1) Agreement in Principle (the "Agreement in Principle") dated as of February 2, 2004 by and between Bionova Holding Corporation and Savia, S.A. de C.V.

        (d)(2) Form of Exchange and Stock Issuance Agreement (the "Exchange Agreement"), by and between Bionova Holding Corporation and Savia, S.A. de C.V.

        (d)(3) Form of Certificate of Ownership and Merger (the "Merger Certificate") to be executed by Ag-Biotech Capital Inc.

        (f)    Section 262 of the Delaware General Corporation Law (attached as Exhibit A to the Transaction Statement and incorporated herein by reference).

        (g)   Not Applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2004
BIONOVA HOLDING CORPORATION
	By:	/s/ Jose Manuel Garcia Name: Jose Manuel Garcia Title: Chief Executive Officer
SAVIA, S.A. DE C.V.
	By:	/s/ Enrique Osorio Name: Enrique Osorio Title: Chief Financial Officer
AG-BIOTECH CAPITAL, LLC
	By:	/s/ Enrique Osorio Name: Enrique Osorio Title: Manager
/s/ Alfonso Romo Garza Alfonso Romo Garza

INDEX TO EXHIBITS

Exhibit Number		Description
(a)	—	Transaction Statement.
(b)	—	Not Applicable.
(c)(1)	—	Opinion of AgriCapital Securities Inc. dated as of January 19, 2004 (attached as Exhibit B to the Transaction Statement and incorporated herein by reference).
(c)(2)	—	Consent of AgriCapital Securities Inc.
(c)(3)	—	Summary of financial projections of Bionova Holding Corporation for the calendar year 2004 in the form reviewed by the Board of Directors of Bionova Holding Corporation (attached as Exhibit C to the Transaction Statement and incorporated herein by reference).
(d)(1)	—	Agreement in Principle (the "Agreement in Principle") dated as of February 2, 2004 by and between Bionova Holding Corporation and Savia, S.A. de C.V.
(d)(2)	—	Form of Exchange and Stock Issuance Agreement (the "Exchange Agreement"), by and between Bionova Holding Corporation and Savia, S.A. de C.V.
(d)(3)	—	Form of Certificate of Ownership and Merger (the "Merger Certificate") to be executed by Ag-Biotech Capital Inc.
(f)	—	Section 262 of the Delaware General Corporation Law (attached as Exhibit A to the Transaction Statement and incorporated herein by reference).
(g)	—	Not Applicable.